

March 2, 2015

Via E-mail
Mr. Mark E. Johnson
Executive Vice President, Chief Financial Officer and Treasurer
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, TX 77064

        RE: **NCI Building Systems, Inc.**
                 Form 10-K for the Year Ended November 2, 2014
                 Filed December 22, 2014
                 Definitive Proxy Statement on Schedule 14A
                 Filed January 23, 2015
                 File No. 1-14315

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended November 2, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operations for Fiscal 2014 Compared to Fiscal 2013, page 40

Consolidated Strategic Development and Acquisition Related Costs, page 41

1. You disclose that strategic development and acquisition related costs for fiscal 2014 represent non-recurring, non-operational costs related to industry-specific activities that support your future growth targets and performance goals. Please provide draft disclosure to be included in future filings that provides additional information regarding the nature of the amounts recorded and clarifies whether the amounts are related to the reorganization of manufacturing that you began in November 2013.

Item 8. Financial Statements and Supplementary Data, page 65

Note 2. Summary of Significant Accounting Policies, page 74

(i) Revenue Recognition, page 77

2. Your disclosure on page 40 indicates that you enter into different types of arrangements with your customers, including package sales which include both toll processing and steel coil. Please provide draft disclosure to be included in future filings that discusses each type of arrangement in your revenue recognition policy and address how you record revenue and cost of revenues related to each arrangement.

3. We note that you recognize revenue based on the relative sales value of the materials shipped in instances where an order is partially shipped. Please clarify whether you have multiple deliverable arrangements, and, if so, please provide draft disclosure to be included in future filings that discloses the nature of your multiple deliverable arrangements and the accounting for these multiple deliverables. In addition, please tell us and disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

Definitive Proxy Statement

Compensation Discussion & Analysis, page 15

Role of Management and Independent Advisors, page 17

4. We note disclosure that you benchmark the compensation of your named executive officers against general industry companies in the Compensation Database selected by the consultant. In future filings, please disclose the component companies used for benchmarking the compensation of your named executive officers. See Item 402(b)(2)(xiv) of Regulation S-K. We also note that target total annual compensation was within the 50th percentile. In future filings, please revise to disclose where actual total annual compensation fell for your named executive officers in relation to the benchmarked parameters.

Director Compensation, page 40

5. Please explain why you have not reported the items disclosed in footnote (c) as "All Other Compensation" pursuant to Item 402(k)(2)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant